OMB Number 3235-0287
                                                     Expires: September 30, 1998


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

/   /    Check this box if no longer subject to Section 16.
         Form 4 or Form 5 obligations may continue.  See
         Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
   1935 or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person (If the form is filed by more than one reporting person, see Instruction 4(b)(v).)

         Cooper,                    K.                     Michael

         (Last)                  (First)                  (Middle)

                            500 Broadway, M/S 1204
                                   (Street)

         Redwood City,              CA                     94063-3199
         (City)                   (State)                     (Zip)



2.       Issuer Name and Ticker or Trading Symbol
         Ampex Corporation (AXC)



3.       IRS or Social Security Number of Reporting Person
         (Voluntary)



4.       Statement for
         (Month/Year)
         1/99

5.       If Amendment, Date of Original
         (Month/Year)


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6.       Relationship of Reporting Persons to Issuer
                (Check all applicable)

                 Director                                      10% Owner
        --------                                      --------
           X     Officer (give title below)                     Other (specify
        --------                                      --------  below)

         Vice President

7.       Individual or Joint/Group filing (Check Applicable Line)

           X     Form filed by One Reporting Person
       --------
                 Form filed by More than One Reporting Person
       --------

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
                              TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of     2.  Trans     3.  Trans        4.    Securities Acquired (A)    5.  Amount of     6.  Ownership     7.  Nature of
    Security         action        action             or Disposed of (D)             Securities        Form:             Indirect
    (Instr.3)        Date          Code               (Instr.3, 4 and 5)             Benefici-         Direct (D)        Beneficial
                     (Month        (Instr.8)                                         ally Owned        or                Ownership
                     /Date/                                                          at End of         Indirect
                     Year)                                                           Month             (I)               (Instr. 4)

                                                                                     (Inst. 3          (Instr. 4)
                                                                                     and 4)

                                   Code    V     Amount       (A) or   Price
                                                               (D)







                                                  SEC 1474 (7-96)                                      Page 3

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
                            TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.  Title of      2.  Conver     3.  Trans      4.  Transaction     5.  Number of Deriv         6.  Date Exercisable and
    Derivative        sion or        action         Code                ative Securities            Expiration Date
    Security          Exercise       Date                               Acquired (A) or             (Month/Day/Year)
    (Instr.3)         Price of                      (Instr. 8)          Disposed of (D)
                      Deri           (Month/
                      vative         Day/                               (Instr. 3, 4,
                      Security       Year)                              and 5)
                                                  Code       V          (A)       (D)           Date Exer      Expiration
                                                                                                cisable          Date

Option to           $2.125           1/21/99      A                              125,000         Note 1        Note 1
acquire (Note
1)








                                                  SEC 1474 (7-96)                                      Page 4

786049.1

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
1.  Title of       7.  Title and Amount of             8.  Price of       9. Number of       10.  Ownership      11. Nature of
    Derivative         Underlying Security                 Derivative        Derivative           Form of Deri       Indirect Bene
    Security                                               Security          Securities           vative Sec         ficial Owner
    (Instr.3)          (Instr.3 and 4)                                       Beneficially         urity: Direct      ship (Instr.
                                                           (Instr. 5)        Owned at End         (D) or             4)
                                                                             of Month             Indirect (I)
                                                                                                  (Instr. 4)
                                                                             (Instr. 4)
                       Title         Amount or
                                     Number of
                                     Shares

Option to            Class A         125,000           $0                    Note 2                    D
acquire (Note        Common
1)                   Stock









                                                  SEC 1474 (7-96)                                      Page 5

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Explanation of Responses:

Note 1: Non-qualified stock option grant pursuant to Rule 16b-3 under the Ampex Corporation Stock Incentive Plan (the "Plan"). The option becomes exercisable as to 34% of the underlying shares on January 21, 2000, and as to an additional 8.25% quarterly thereafter until January 21, 2002. The option expires as to equivalent percentages of underlying shares 15 months after the applicable vesting date for such shares.

Note 2: The column 9 total does not include other options outstanding under the Plan, because their exercise prices and exercise periods are different.





**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                /s/K. Michael Cooper                  2/5/99
                ---------------------------------     ------------------------
                **Signature of Reporting Person       Date
                K. MICHAEL COOPER

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.




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